UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 3

HILL INTERNATIONAL, INC.

  (Name of Issuer)

Common Stock

  (Title of Class of Securities)

431466 10 1

  (CUSIP Number)

Irvin E. Richter
Chairman and Chief Executive Officer
c/o Hill International, Inc.
303 Lippincott Centre
Marlton, NJ  08053

  (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 21, 2008

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

(Amendment No. 3)

CUSIP No. 431466 10 1	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Irvin E. Richter I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,732,305
	8	SHARED VOTING POWER None[1]
	9	SOLE DISPOSITIVE POWER 8,732,305
	10	SHARED DISPOSITIVE POWER None (see footnote 1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,732,305 (see footnote 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%[2]
14	TYPE OF REPORTING PERSON IN

1    For purposes of Section 13(d) of the Act, Irvin E. Richter may be deemed to beneficially own an aggregate of 12,597,618 shares of common stock of the issuer consisting of (a) 8,732,305 shares of common stock held by Mr. Richter directly, and (b) 3,865,313 shares of common stock held by David L. Richter. Each of Messrs. Irvin E. Richter and David L. Richter is an officer and a director of the Issuer. David L. Richter is a son of Irvin E. Richter. Mr. Irvin E. Richter disclaims beneficial ownership of any shares of common stock held by Mr. David L. Richter.

2    Based upon 40,102,473 shares of Issuer’s common stock which the Reporting Person has reason to believe were outstanding on December 4, 2008.

SCHEDULE 13D/A

(Amendment No. 3)

CUSIP No. 431466 10 1	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS David L. Richter I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,865,313
	8	SHARED VOTING POWER None[3]
	9	SOLE DISPOSITIVE POWER 3,865,313
	10	SHARED DISPOSITIVE POWER None (see footnote 3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,865,313 (see footnote 3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6% (see footnote 2)
14	TYPE OF REPORTING PERSON IN

3  For purposes of Section 13(d) of the Act, David L. Richter may be deemed to beneficially own an aggregate of 12,597,618 shares of common stock of the issuer consisting of (a) 3,865,313 shares of common stock held by Mr. Richter directly, and (b) 8,732,305 shares of common stock held by Irvin E. Richter. Each of Messrs. Irvin E. Richter and David L. Richter is an officer and director of the Issuer. David L. Richter is a son of Irvin E. Richter. Mr.David L. Richter disclaims beneficial ownership of any shares of common stock held by Mr. Irvin E. Richter.

SCHEDULE 13D/A

(Amendment No. 3)

CUSIP No. 431466 10 1	Page 4 of 10 Pages

This Amendment No. 3 amends and supplements the Schedule 13D filed by Irvin E. Richter with the Securities and Exchange Commission (the “Commission”) on July 10, 2006 (the “Initial 13D Filing”), as amended and supplemented by Amendment No. 1 to the Initial 13D Filing filed with the Commission on April 6, 2007 and Amendment No. 2 to the Initial 13D Filing filed with the Commission on December 5, 2007 (the Initial 13D Filing, as amended and supplemented by the foregoing amendments thereto, are hereinafter collectively referred to as, the “Schedule 13D”), relating to the common stock, $0.0001 par value per share, of Hill International, Inc., a Delaware corporation (the “Issuer”).  Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D.  Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

The Initial 13D Filing identified as Reporting Persons Messrs. Irvin E. Richter, David L. Richter, Brady H. Richter and Stuart S. Richter.  Such persons were included therein as members of an expressly affirmed group.  Notwithstanding the fact that each of such persons expressly disclaimed beneficial ownership of the shares of the Issuer’s common stock held by the other persons, and only Messrs. Irvin E. Richter and David L. Richter were senior executives and directors of the Issuer, all of such persons elected to be included in the Initial 13D Filing because, among other things, all of them were parties to the voting agreement identified in Item 4 of the Schedule 13D.

By reason of the expiration of that voting agreement, none of such persons is considered by the Filers identified in Item 2 of this Schedule 13D/A to be part of  a group, and this Schedule 13D/A has been filed by the Filers as a joint filing pursuant to Rule 13d–1(k)(1) promulgated by the Commission under the Act.

Item 2. Identity and Background.

This Schedule 13D/A is filed by Messrs. Irvin E. Richter and David L. Richter (collectively, the “Filers”). The business address of the Filers is c/o Hill International, Inc., 303 Lippincott Centre, Marlton, New Jersey 08053.  Irvin E. Richter is a director and is the Chairman and Chief Executive Officer of the Issuer.  He is the father of David L. Richter.  David L. Richter is a director and is the President and Chief Operating Officer of the Issuer.

During the last five years none of the Filers has been (1) convicted in a criminal proceeding or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Filers is a citizen of the United States.

SCHEDULE 13D/A

(Amendment No. 3)

CUSIP No. 431466 10 1	Page 5 of 10 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

On June 28, 2006, in a private placement transaction and pursuant to the Agreement and Plan of Merger, by and among Hill International, Inc., Arpeggio Acquisition Corporation and Messrs. Irvin E. Richter, David L. Richter and Brady H. Richter (the “Merger Agreement”), the Filers acquired their shares of the Issuer in exchange for their shares of Hill International, Inc. a Delaware corporation (“Old Hill”). Pursuant to the Merger Agreement, Old Hill merged with Arpeggio Acquisition Corporation, and Arpeggio Acquisition Corporation was the surviving company of the merger. Immediately upon consummation of the merger Arpeggio Acquisition Corporation changed its name to Hill International, Inc. (“New Hill” or the “Issuer”). On the date of the merger, a number of the shares of common stock of New Hill owned by the Filers were acquired pursuant to the merger transaction in exchange for their shares of Old Hill.

On April 6, 2007, pursuant to earn-out rights arising under the Merger Agreement, the Issuer issued a total of 2,300,000 shares of its common stock (the “2006 Earn-Out Shares”), which amount included an aggregate of 1,812,217 shares issued to the Filers. The 2006 Earn-Out shares which were issued to the Filers constitute part of the consideration for the shares of Old Hill that the Filers exchanged in the merger.

On October 23, 2007, the Issuer announced the redemption of its outstanding warrants for the purchase of its common stock. In connection with the redemption of the warrants and prior thereto, 13,575,601 warrants were exercised, each for one share of common stock. The final settlement date for the exercise of the warrants was November 28, 2007. The Issuer’s issuance of the 13,575,601 shares of common stock reduced the percentage of the class of common stock that is owned by the Filers.

On April 4, 2008, pursuant to the earn-out rights arising under the Merger Agreement, the Company issued a total of 2,300,000 shares of its common stock (the “2007 Earn-Out Shares”), which amount included an aggregate of 1,812,217 shares issued to the Filers. The 2007 Earn-Out shares which were issued to the Filers constitute part of the consideration for the shares of Old Hill that the Filers exchanged in the merger.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

The Filers acquired the shares of common stock of the Issuer for investment purposes. The Filers may in the future be awarded stock pursuant to future earn-out awards, or they may be awarded stock or options to purchase stock of the Issuer pursuant to compensatory incentive plans of the Issuer. For a description of the June 28, 2006 merger transaction, reference is made to the disclosure in the Current Report on Form 8-K (File no. 000-50781) filed by the Issuer with the Commission on July 5, 2006, which is incorporated herein by reference.

SCHEDULE 13D/A

(Amendment No. 3)

CUSIP No. 431466 10 1	Page 6 of 10 Pages

Concurrently with the closing of the merger, Messrs. Irvin E. Richter, David L. Richter and Brady H. Richter, on the one hand, and Mr. Eric Rosenfeld and Mr. Arnaud Ajdler, on the other hand, entered into a voting agreement dated as of June 28, 2006. The voting agreement, which expired immediately after the Issuer’s annual meeting of stockholders held in June 2008,  required that each individual member of the two groups of signatories to the voting agreement vote for the designees of the other group as the directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           After taking into account the transactions described in Item 5 (c) hereof, Irvin E. Richter is the owner of 8,732,305 shares (21.7%) of the Issuer’s outstanding common stock, and David L. Richter is the owner of 3,865,313 shares (9.6%) of the Issuer’s outstanding common stock.4  See footnote 2 above.

(b)           Each of Messrs. Irvin E. Richter and David L. Richter has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, his respective shares identified in Item 5 (a) hereof.

(c)           During the past 60 days the Filers effected the following transactions in the Issuer’s common stock:

(i)           On November 24, 2008, Irvin E. Richter sold 1,450,000 shares of the Issuer’s common stock in response to a broker’s margin calls.  All of such shares were sold  at a price of $3.30 per share in a privately negotiated off-market transaction.

(ii)           On November 21 and 24, 2008, David L. Richter sold an aggregate of 598,140 shares of the Issuer’s common stock in response to a broker’s margin calls. He sold 48,140 of such shares on November 21, 2008 at a price of $3.50 per share in transactions executed on the New York Stock Exchange. The balance of such shares were sold on November 24, 2008 at a price of $3.30 per share in a privately negotiated off-market transaction.

(d), (e)                      Inapplicable.

4           Not including 50,000 shares of common stock issuable to Mr. David L. Richter upon exercise of options granted to him pursuant to the Issuer’s 2006 Stock Option Plan.

SCHEDULE 13D/A

(Amendment No. 3)

CUSIP No. 431466 10 1	Page 7 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

Inapplicable

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit 7.1   Agreement and Plan of Merger dated  December 5, 2005, by and among Arpeggio Acquisition Corporation, Hill International, Inc. and then stockholders of Hill International, Inc., dated June 5, 2006, as amended (included as Annex A of the Definitive Proxy Statement (No. 000-50781) filed with the Commission and incorporated by reference herein).

Exhibit 7.2   Joint Filing Statement Pursuant to Rule 13d-1(k)(1)

SCHEDULE 13D/A

(Amendment No. 3)

CUSIP No. 431466 10 1	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2008

/s/ Irvin E. Richter
Irvin E. Richter

/s/ David L. Richter
David L. Richter

SCHEDULE 13D/A

(Amendment No. 3)

CUSIP No. 431466 10 1	Page 9 of 10 Pages

INDEX TO EXHIBITS

Exhibit 7.1
Agreement and Plan of Merger dated  December 5, 2005, by and among Arpeggio Acquisition Corporation, Hill International, Inc. and then stockholders of Hill International, Inc., dated June 5, 2006, as amended (included as Annex A of the Definitive Proxy Statement (No. 000-50781) filed with the Commission and incorporated by reference herein).

Exhibit 7.2	Joint Filing Statement Pursuant to Rule 13d-1(k)(1)

SCHEDULE 13D/A

(Amendment No. 3)

CUSIP No. 431466 10 1	Page 10 of 10 Pages

JOINT FILING STATEMENT
Pursuant to Rule 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  December 9, 2008

/s/ Irvin E. Richter
Irvin E. Richter

/s/ David L. Richter
David L. Richter